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                              March 9, 2021

       Patrick Ford
       Chief Financial Officer
       NextGen Acquisition Corp. II
       2255 Glades Road, Suite 324A
       Boca Raton, FL 33431

                                                        Re: NextGen Acquisition
Corp. II
                                                            Draft Registration
Statement submitted February 10, 2021
                                                            CIK No. 0001843388
                                                            Form S-1 filed
March 4, 2021
                                                            File No. 333-253848

       Dear Mr. Ford:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please include a bullet point summary of your principal risks in the forepart of the prospectus as required
by Item 105(b) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Patrick Ford
NextGen Acquisition Corp. II
March 9, 2021
Page 2

statement.

       You may contact Eric Mcphee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or Jim Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNamePatrick Ford
                                                        Division of Corporation
Finance
Comapany NameNextGen Acquisition Corp. II
                                                        Office of Real Estate &
Construction
March 9, 2021 Page 2
cc:       David Goldschmidt
FirstName LastName